Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into on this 10th day of February, 2016 among Hampton Roads Bankshares, Inc., a Virginia corporation having its principal place of business at 641 Lynnhaven Parkway, Virginia Beach, VA 23452 (“HRB”), Bank of Hampton Roads, a corporation organized under the laws of, and authorized by statute to accept deposits and hold itself out to the public as engaged in the banking business in, the Commonwealth of Virginia having its principal place of business at 641 Lynnhaven Parkway, Virginia Beach, VA 23452 (“BHR”) and T. Gaylon Layfield, III (the “Executive”).

WITNESSETH:

WHEREAS, HRB intends to acquire Xenith Bankshares, Inc. according to that certain Agreement and Plan of Reorganization dated February 10, 2016 whereby Xenith Bankshares, Inc. will be acquired and merged into HRB and Xenith Bank, a wholly owned subsidiary of Xenith Bankshares, Inc., will be merged into HRB’s wholly owned subsidiary, BHR, with HRB and BHR as the surviving entities, whose names will change to Xenith Bankshares (“HoldCo”) and Xenith Bank (“Xenith”) respectively, if the change in name is approved by the shareholders of Holdco (the “Acquisition”).1

WHEREAS, the Executive is currently employed as Xenith Bankshares, Inc.’s and Xenith Bank’s Chief Executive Officer.

WHEREAS, effective upon the closing of the Acquisition (the “Effective Date”), Xenith and HoldCo (collectively “Employer”) desires to provide for the employment of the Executive in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the Employer and the Executive, intending to be legally bound hereby, mutually agree, conditioned upon the closing of the Acquisition, as follows:

1. Employment.

(a) The Employer and Executive agree that, upon the Effective Date, Executive shall be employed as Chief Executive Officer of Xenith and Chief Executive Officer of HoldCo, and shall perform such services commensurate with those titles, for each as may be assigned to the Executive by the Boards of Directors of Xenith or HoldCo (collectively, the “Board”) from time to time in accordance with the terms and conditions set forth in this Agreement.

(b) The term of this Agreement shall commence on the Effective Date and, subject to Section 5(a) of this Agreement, shall expire on the third anniversary of the Effective Date, unless sooner terminated in accordance with the provisions of Section 5 of this Agreement (the “Term”). On the third anniversary of the Effective Date and on each anniversary thereafter, the Term shall be extended for an additional one year unless the Employer shall deliver written notice to the contrary to Executive not less than ninety (90) days prior to the end of the Term. In the event the Employer provides the written notice described in the preceding sentence, yet Executive’s employment with the Employer continues after the expiration of the Term, Executive’s post-expiration employment will be at will. If the Executive is offered post-expiration employment on substantially similar financial terms, and refuses such employment, he will not be entitled to any severance as a result of the expiration of this Agreement and

[1]	If the name change is not approved and the current name(s) are retained, or other name(s) adopted, the appropriate name(s) shall be substituted herein as warranted.

termination of employment. If the Executive continues employment post-expiration on an at-will basis, the Employer shall have no severance obligation under Section 5 of this Agreement in the event of termination of employment unless otherwise agreed upon by the Employer and the Executive.

(c) This Agreement has no effect before the Effective Date.

2. Duties of the Executive.

(a) The Executive shall serve in the position of Chief Executive Officer of Xenith and Chief Executive Officer of HoldCo and perform all duties and services commensurate with those positions. Unless otherwise specified hereafter, any services performed by the Executive shall be for the benefit of Xenith and, therefore, any payments or benefits paid to the Executive pursuant to this Agreement shall be the sole responsibility of Xenith; provided, however, Xenith’s obligation to make any payments owed to the Executive under this Agreement shall be discharged to the extent compensation payments are made by HoldCo.

(b) The Executive shall devote his full time and attention to the discharge of the duties undertaken by him hereunder. Executive shall comply with all policies, standards and regulations of the Employer, and shall perform his duties under this Agreement to the best of his abilities and in accordance with general business standards of conduct. The foregoing provision shall not prevent the Executive’s purchase, ownership or sale of any interest, or the Executive’s engaging, in any business that does not compete with the business of the Employer or the Executive’s involvement in charitable or community activities, provided, that the time and attention that the Executive devotes to such business and charitable or community activities does not materially interfere with the performance of the Executive’s duties under this Agreement and further provided that such conduct complies in all material respects with applicable policies of the Employer.

(c) The Executive shall be entitled to paid time off during each calendar year in accordance with the paid time off policy of the Employer for senior executive officers, in an amount no less than 25 days per year, to be taken at such time or times as the Executive and the Employer shall mutually determine. Subject to the Executive’s right to a minimum amount of 25 days of paid time off per year, earned but unused paid time off shall be accrued in accordance with the Employer’s paid time off policy. Any payments made by the Employer to the Executive as compensation in lieu of paid time off shall be paid in accordance with the Employer’s normal payroll practices.

3. Compensation. For all services to be rendered by the Executive under this Agreement, the Employer and the Executive agree as follows:

(a) Base Salary. The Employer shall pay the Executive a base salary (the “Base Salary”), at a rate of $500,000 per year, plus such other compensation as the Employer may, from time to time, determine in its sole discretion. The Compensation Committee of the Board of Directors of HoldCo (the “Compensation Committee”), shall review annually the amount of the Executive’s Base Salary, and may increase, but not decrease, such Base Salary to such amount as the Employer may determine in its sole and absolute discretion. Such Base Salary and other compensation shall be payable in accordance with the Employer’s normal payroll practices (and in no event less frequently than monthly) as in effect from time to time.

(b) Restricted Stock Units. An award of Restricted Stock Units (“RSUs”) shall be granted under the HRB 2011 Omnibus Incentive Plan (as revised) on the Effective Date with the number of RSUs equal to the number of shares of HoldCo common stock that have a fair market value on the Effective Date equal to $240,000. Such RSUs shall be awarded pursuant to the form award agreement used by the

Employer for other executives subject to the following terms: One-third (1/3) of such RSUs shall vest and be payable in HoldCo common stock on each anniversary of the Effective Date (commencing with the first anniversary of the Effective Date) based on continued employment until fully vested and payable; provided, however, any unvested RSUs shall immediately vest and be payable in the event of a Change in Control. Additionally, any unvested RSUs shall vest and be payable in the event of a termination by Executive with Good Reason. No restrictions on the sale of such HoldCo common stock shall apply after payment to the Executive except to the extent required by law.

(c) Non-qualified Stock Options. An award of non-qualified stock options shall be granted under the HRB 2011 Omnibus Incentive Plan (as revised) on the Effective Date for such number of shares of HoldCo common stock as would result in such stock options having a Black-Scholes value of $960,000, determined as of the Effective Date. Prior to the Effective Date, the Employer and Employee agree to use a nationally recognized third party executive compensation expert to obtain a determination of the appropriate volatility and other assumptions to be used in the Black-Scholes valuation model. Such stock options shall be awarded pursuant to the form award agreement used by the Employer for other executives subject to the following terms: The stock options shall have an exercise price equal to the fair market value of a share of HoldCo common stock on the date of grant and shall vest one-third (1/3) on each anniversary of the Effective Date (commencing on the first anniversary of the Effective Date) based upon continued employment until fully vested; provided, however, any unvested stock options shall immediately vest in the event of a Change in Control. Additionally, any unvested stock options shall immediately vest in the event of a termination by Executive with Good Reason. No restrictions on the exercise of such stock options shall apply after they become exercisable and no restriction on the sale of such HoldCo common stock shall apply after exercise by the Executive except to the extent required by law.

(d) Intentionally Omitted.

(e) Incentive Bonus Plans. The Executive will be eligible to participate in any of the Employer’s long-term or short-term incentive plans on the same terms and conditions and in relative magnitude to other Tier I senior executive officers of the Employer, subject to annual bonus performance metrics and other terms and conditions of awards adopted in the sole and absolute discretion of the Compensation Committee of the Board on an annual basis; provided, however, that Employer shall adopt a short-term incentive plan applicable on an annual basis, and the Executive shall have a target incentive opportunity to earn no less than forty percent (40%) of the Executive’s Base Salary.

(f) Other Benefits. Subject to any applicable terms, conditions, and eligibility requirements, from and after the Effective Date and throughout Executive’s employment hereunder, except as otherwise expressly provided in the Agreement, the Executive shall be entitled to participate in all cash and non-cash employee benefit plans maintained by the Employer for senior executive officers or employees generally, including but not limited to (i) a 401(k) retirement program, (ii) long-term disability, (iii) extended medical leave, (iv) paid-time off of 25 days and (v) health insurance, dental insurance and life insurance coverage as are provided to the class of employees that includes the Executive.

(g) Withholding for Taxes. The Employer may withhold from any amounts payable to Executive under this Agreement all federal, state, city or other taxes and withholdings as shall be required pursuant to any applicable law, rule or regulation.

(h) Excess Parachute Payment. In the event any of the items described above would constitute an “excess parachute payment” as described in Section 5(j) of this Agreement, Executive’s right to payment of such items shall be subject to the provisions of Section 5(j) of this Agreement.

4. Expenses. The Employer shall promptly reimburse the Executive for (a) all reasonable expenses the Executive pays or incurs in connection with the performance of the Executive’s duties and responsibilities in connection with his employment, upon presentation of expense vouchers or other appropriate documentation for such expenses and (b) all reasonable professional expenses, such as licenses and dues and professional educational expenses, the Executive pays or incurs during his employment hereunder, all of the above to be reimbursed in accordance with Employer’s policies with respect thereto.

5. Termination of Employment. Notwithstanding the termination of this Agreement or the termination of the Executive’s employment for any reason, the parties shall be required to carry out any provisions of this Agreement which contemplate performance by them subsequent to such termination. In addition, no termination of this Agreement shall affect any liability or other obligation of either party which shall have accrued prior to such termination, including, but not limited to, any liability, loss or damage on account of breach. No termination of employment shall terminate the obligation of the Employer to make payments of or provide any vested benefits provided hereunder or under any other plan or program of the Employer or the obligations of the Executive under Sections 7 and 8 of this Agreement. Unless otherwise stated in this Agreement, including Sections 3(b) and 3(c) and 5 of this Agreement, the effect of termination on any outstanding incentive awards, stock options, stock appreciation rights, performance units, restricted stock, restricted stock units, or other incentives shall be governed by the terms of the applicable benefit or incentive plan and/or the agreements governing such incentives.

(a) Executive With Notice. The Executive’s employment hereunder may be terminated by the Executive upon thirty (30) days written notice to the Employer or at any time by mutual agreement in writing. It shall not constitute a breach of this Agreement for the Employer to suspend the Executive’s duties and to place the Executive on a paid leave during the 30-day notice period. If the Executive’s employment is terminated under this Section 5(a) of this Agreement, the Employer shall pay the Executive only any vested benefits under this Agreement or any plan or program of the Employer (paid at the times provided thereunder) and any sums due to him as Base Salary and/or reimbursement of expenses through the date of termination. Such Base Salary and reimbursements shall be paid at the end of the payroll period that follows the payroll period in which his employment terminates.

(b) Death. This Agreement shall terminate upon death of the Executive; provided, however, that in such event the Employer shall pay to the estate of the Executive the compensation, including Base Salary and accrued but unused paid-time off in accordance with Employer’s policies with respect thereto, which otherwise would be payable to the Executive through the date on which his death occurs. Such amounts shall be paid at the end of the payroll period that follows the payroll period in which his employment terminates due to his death. Additionally, the Employer shall pay to the Executive’s estate any vested benefits under this Agreement or under any plan or program of the Employer (paid at the times provided thereunder) and any bonus or other short-term incentive compensation earned, but not yet paid, for any year prior to the year in which his death occurs.

Any bonus or other short-term incentive compensation payable under this Section 5(b) shall be paid (i) on the date of payment to other employees eligible for bonuses or other short-term incentive compensation under the same plan or plans, or, (ii) if no date or time frame for payment is specified in those plans, by March 15 of the calendar year following the calendar year in which the compensation is earned.

(c) Disability. The Executive understands and agrees that he is a key person in Employer’s operation and that an extended absence will cause undue hardship to Employer’s continued operations. The Employer may terminate Executive’s employment under this Agreement upon its determination of the Disability of the Executive, which Disability constitutes a “disability” under the Employer’s applicable long-term disability plan or insurance program and that has continued for such period required for the Executive to become eligible to receive long term disability benefits under the Employer’s long-term disability plan or insurance program. During the period of any Disability leading up to the termination of the Executive’s employment under this provision, the Employer shall continue to pay the Executive his full Base Salary at the rate then in effect and all perquisites and other benefits (other than any bonus) in accordance with the Employer’s normal payroll practices; provided that, the amount of any such payments to the Executive shall be reduced by the sum of the amounts, if any, payable to the Executive for the same period under any other disability benefit covering the Executive that is provided by the Employer. Additionally, the Employer shall pay the Executive any bonus or other short-term incentive compensation earned, but not yet paid, for any year prior to the year in which his disability leads up to the termination of the Executive’s employment, on the same terms as set forth in Section 5(b) and any vested benefits under this Agreement or under any plan or program of the Employer (paid at the times provided thereunder).

(d) Employer Without “Cause” or Executive with “Good Reason.”

(1) The Employer may terminate Executive’s employment under this Agreement other than for “Cause,” as defined in Section 5(e) of this Agreement, at any time upon written notice to Executive, which termination shall be effective immediately. This would include a termination in connection with the expiration of this Agreement caused by non-renewal by Employer under Section 2(b), above. Executive may resign after written notice to the Employer for “Good Reason”, as hereafter defined. In the event the Executive’s employment terminates pursuant to this Section 5(d)(1), Executive shall receive, at the end of the payroll period that follows the payroll period in which his employment terminates, his Base Salary earned through the date of termination and any accrued but unused paid-time off. Any bonuses or short-term incentive compensation shall be paid as described in Section 5(b) above. Any vested benefits under this Agreement or under any plan or program of the Employer shall be paid at the times provided under this Agreement or any such plan or program, as applicable. In the event the Executive’s employment terminates pursuant to this Section 5(d)(1) of this Agreement, provided he complies with the requirements of Section 5(i) below, the Executive shall also receive the following items:

(i) An amount equal to 200% of the sum of (i) his current rate of annual Base Salary in effect immediately preceding such termination, and (ii) the average of his annual bonus(es) earned, if any, during the two calendar years preceding the calendar year during which such termination occurs; provided that such amount shall be paid in a single lump sum cash payment on the date described in Section 5(i) of this Agreement and provided further that, for terminations under this Section 5(d) that occur before January 1, 2018, for any calendar year in which an annual bonus is not earnable under Section 3(e) above, the annual bonus amount used to determine the average shall be equal to [40%] of the Executive’s Base Salary payable during the applicable prior year;

(ii) The Executive may continue participation for both him and his covered dependents (if applicable), in accordance with the terms of the applicable benefits plans, in the Employer’s group health plan pursuant to plan continuation rules under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”). In accordance with COBRA, assuming the Executive and his covered dependents (if applicable), are covered under the Employer’s group health plan as of his date of termination, the Executive will be entitled to elect COBRA continuation coverage for the legally required COBRA period (the “Continuation Period”) for such persons. If the Executive timely elects COBRA coverage for group health coverage, he will be reimbursed for the full COBRA cost of the coverage for himself (which shall be treated as taxable income to Executive). In addition, if the terms of the applicable plan documents do not allow Employer to continue to provide COBRA coverage to Executive and his covered dependents (if applicable), beyond the expiration of the statutorily-proscribed COBRA period, the Employer shall make monthly cash payments to Executive in an amount equal to the monthly COBRA premium for coverage for Executive for the duration of the period between the expiration of COBRA and twenty-four (24) months following his last day of employment. Notwithstanding the above, if the Executive becomes eligible for qualifying health care coverage through a subsequent employer within twenty-four (24) months after his last day of employment, the Employer’s obligations hereunder with respect to the foregoing benefits provided in this subsection (ii) may be terminated by the Employer.

(2) Notwithstanding anything in this Agreement to the contrary, if Executive breaches Section 8 of this Agreement, the Executive will not thereafter be entitled to receive any further compensation or benefits pursuant to Section 5(d)(1) of this Agreement other than the right to participate in COBRA.

(3) For purposes of this Agreement, “Good Reason” shall mean any of the following: (i) a material diminution in the Executive’s Base Salary; (ii) a material diminution in the Executive’s authority, duties or responsibilities; (iii) a requirement that the Executive report to a corporate officer or employee instead of reporting directly to the Board; (iv) a material diminution in the budget over which the Executive retains authority; (v) a material change in the geographic location at which the Executive must perform his services, provided, however, that a change in location of the headquarters to Richmond, Virginia shall not constitute Good Reason; or (vi) a material breach of this Agreement.

(4) To terminate this Agreement and his employment under this Agreement for Good Reason, the Executive must provide written notice to the Employer of the existence of the circumstances providing grounds for termination for Good Reason within ninety (90) days of the initial existence of such grounds and must give the Employer at least thirty (30) days from receipt of such notice to cure the condition constituting Good Reason (“Notice of Good Reason”). Such termination must be effective within one year after the initial existence of the condition constituting Good Reason. In the event of termination for Good Reason, the date of termination shall be the effective date specified in the Executive’s Notice of Good Reason.

(e) Employer with “Cause”. The Employer shall have the right to terminate Executive’s employment under this Agreement at any time for Cause, which termination shall be effective immediately, upon delivery of written notice to the Executive which shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment and subject to the applicable cure provisions as set forth below. Termination for “Cause” shall mean termination because of the Executive’s personal and material dishonesty regarding matters related to the performance of his duties for the Employer, willful misconduct in connection with the performance of his duties for the Employer, breach of fiduciary duty involving personal profit, or willful violation of any final cease-and-desist order or material breach of any provision of this Agreement. Cause shall also include termination because of

(1) material misappropriation of, or other intentional material damage to, the property or business of the Employer by the Executive,

(2) the Executive’s excessive absences other than for physical or mental impairment or illness, subject to the cure provisions set forth in Section 5(e)(4) of this Agreement,

(3) the Executive’s admission or conviction of, or plea of nolo contendere to, any felony or any other crime referenced in Section 19 of the Federal Deposit Insurance Act that, in the reasonable judgment of the Board, adversely affects the Employer’s reputation or the Executive’s ability to carry out the Executive’s obligations under this Agreement or

(4) the Executive’s non-compliance with the provisions of Section 2(b) of this Agreement after notice of such non-compliance from the Employer to the Executive and a reasonable opportunity for the Executive to cure such non-compliance. To terminate the Executive’s employment under this Agreement for Cause pursuant to Section 5(e)(2) of this Agreement and this Section 5(e)(4), Employer must provide written notice to the Executive within ninety (90) days of the initial existence of such grounds and must give the Executive at least thirty (30) days from receipt of such notice to cure such condition. Notwithstanding the foregoing, the Employer may not terminate the Executive’s employment under this Agreement for Cause unless the Employer provides the Executive with both written notice in accordance with the By-laws of Xenith and HoldCo of a special meeting of the Board to consider the termination of the Executive’s employment under this Agreement for Cause and the opportunity for the Executive to address such special meeting. It shall not constitute a breach of this Agreement for the Employer to suspend the Executive’s duties and place the Executive on an unpaid leave during the period prior to the special meeting of the Board. In the event Executive’s employment under this Agreement is terminated for Cause, Executive shall thereafter have no right to receive compensation or other unvested benefits under this Agreement.

(f) In Connection with a Change in Control. If, during the term of Executive’s employment under this Agreement and within twelve (12) months immediately following a Change of Control or within six (6) months immediately prior to such Change of Control, Executive’s employment with the Employer under this Agreement is terminated without Cause or for Good Reason, then the Employer shall pay to Executive, or in the event of his subsequent death, to his designated beneficiary or beneficiaries, or to his estate, as the case may be, in lieu of all claims under Section 5(d) of this Agreement, a severance payment in an amount equal to 2.99 times the sum of: i) his current rate of annual Base Salary in effect immediately preceding such termination and ii) the average of his last two years’ annual bonus(es) earned, if any, provided that such amount shall be paid in a single lump sum cash payment on the date described in Section 5(i) below and provided further that, for terminations under this Section 5(f) that occur before January 1, 2018, for any calendar year in which an annual bonus is not earnable under Section 3(e) above, the annual bonus amount used to determine the average will be equal to [40%] of the Executive’s highest Base Salary payable during the applicable prior year. The Executive also shall be entitled to the continued participation in benefits plan(s) as set out in Subsection 5(d)(1)(ii) of this Agreement, with “36” substituted for “24”. In addition, all unvested outstanding equity based awards held by the Executive on the date of the Executive’s termination of employment under this Section 5(f) shall vest. Any accrued but unused paid-time off, bonuses or short-term incentive compensation and vested benefits shall be paid as described in Section 5(b) of this Agreement.

For purposes of this Agreement, a “Change in Control” shall be deemed to have occurred on the earliest of the following dates:

(i) The date any entity or person shall have become the beneficial owner of, or shall have obtained voting control over, 50% or more of the outstanding common stock of HoldCo;

(ii) The date HoldCo completes (x) a merger or consolidation of HoldCo with or into another corporation or other business entity (each, a “corporation”), regardless of whether HoldCo is the continuing or surviving corporation or pursuant to which any shares of common stock of HoldCo would be converted into cash, securities or other property of another corporation, other than a merger or consolidation of HoldCo in which the holders of the common stock of HoldCo immediately prior to the merger or consolidation continue to own immediately after the merger or consolidation at least 50% of the common stock of HoldCo, or if HoldCo is not the surviving corporation, the common stock (or other voting securities) of the surviving corporation; or (y) a sale or other disposition of all or substantially all of the assets of HoldCo; or

(iii) The date that Continuing Directors cease for any reason to constitute a majority of the board of directors of HoldCo. (The term “Continuing Director” means any member of the board of directors of HoldCo, while a member of such board and (a) who was a member of such board on the Effective Date or (b) whose nomination for, or election to, such HoldCo Board was recommended or approved by at least two-thirds of the members of such HoldCo Board who are then Continuing Directors; provided, however, that no member of such HoldCo Board whose initial assumption of office is in connection with an actual or threatened contest relating to the election of directors shall be deemed a Continuing Director.)

For the purposes of this Subsection, the term “person” shall mean any individual, corporation, partnership, group, association or other person, as such term is defined in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, other than HoldCo, the Bank or any other subsidiary of HoldCo or any employee benefit plan(s) sponsored or maintained by HoldCo or any subsidiary thereof, and the term “beneficial owner” shall have the meaning given the term in Rule 13d-3 under the Exchange Act.)

(g) Suspension per FDIA. If Executive is suspended and/or temporarily prohibited from participating in the conduct of the Employer’s affairs by a notice served pursuant to the Federal Deposit Insurance Act, the Employer’s obligations under this Agreement shall be suspended as of the date of service unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Employer shall (i) pay on the first day of the first month following such dismissal of charges (or as provided elsewhere in this Agreement) the Executive all of the compensation withheld while the obligations under this Agreement were suspended; and (ii) reinstate any such obligations which were suspended.

(h) 409A Compliance. Notwithstanding the provisions relating to the timing of payments described in this Section 5 above, if the Executive is a “specified employee” under Section 409A of the Internal Revenue Code of 1986 and any regulations thereunder (the “Code”) on the date of his termination of employment, payment of amounts due under Section 5 of this Agreement that constitute deferred compensation shall be made as described in Section 27 of this Agreement.

(i) Severance Contingent on Release. In addition, within 60 days of termination of the Executive’s employment, and as a condition to the Employer’s obligation to pay any severance under Sections 5(d) or 5(f) of this Agreement, the Executive shall execute, and not timely revoke during any revocation period provided pursuant to such release, a release and waiver of claims reasonably satisfactory to the Employer. Payment will be made as soon as practicable after such release is effective but in all events within such 60-day period. If the 60-day period spans two calendar years, such severance payment will be made as soon as possible in the subsequent taxable year, provided however that any portion of an insurance premium due to be paid by the Employer during such 60-day period under Section 5 of this Agreement shall be paid by the Employer on the due date whether or not the release and waiver has been signed.

(j) Tax Counsel. If tax counsel appointed by the Employer (the “Tax Counsel”) determines that any or the aggregate value (as determined pursuant to Section 280G of the Code) of all payments, distributions, accelerations of vesting, awards and provisions of benefits by the Employer to or for the benefit of Executive (whether paid or payable, distributed or distributable, accelerated, awarded or provided pursuant to the terms of this Agreement or otherwise) (a “Payment”) would constitute an “excess parachute payment” within the meaning of Section 280G of the Code and be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), such Payment shall be reduced to the least extent necessary so that no portion of the Payment shall be subject to the Excise Tax, but only if, by reason of such reduction, the net after-tax benefit received by the Executive as a result of such reduction will exceed the net after-tax benefit that would have been received by the Executive if no such reduction were made. The Payment shall be reduced, if applicable, by the Employer in the following order of priority: (A) reduction of any cash severance payments otherwise payable to the Executive that are exempt from Section 409A of the Code; (B) reduction of any other cash payments or benefits otherwise payable to the Executive that are exempt from Section 409A of the Code, but excluding any payments attributable to any acceleration of vesting or payments with respect to any equity award that are exempt from Section 409A of the Code; (C) reduction of any payments attributable to any acceleration of vesting or payments with respect to any equity awards that are exempt from Section 409A of the Code and are not covered by Treas. Reg. 1.280G-1, Q&A 24(b) or (c), in each case beginning with payments that would otherwise be made last in time; (D) reduction of any payments attributable to any acceleration of vesting or payments with respect to any equity awards that are exempt from Section 409A of the Code and are covered by Treas. Reg. 1.280G-1, Q&A 24(b) or (c), in each case beginning with payments that would otherwise be made last in time and (E) reduction of any other payments or benefits otherwise payable to the Executive on a pro-rata basis or such other manner that complies with Section 409A of the Code, but excluding any payments attributable to any acceleration of vesting and payments with respect to any equity award that are exempt from Section 409A of the Code. If, however, such Payment is not reduced as described above, then such Payment shall be paid in full to the Executive and the Executive shall be responsible for payment of any Excise Taxes relating to the Payment.

All determinations required to be made under this Section 5, and the assumptions to be utilized in arriving at such determination, shall be made by the Tax Counsel, which shall provide its determinations and any supporting calculations both to the Employer and Executive within 10 business days of having made such determination. The Tax Counsel shall consult with any nationally recognized compensation consultants, accounting firm and/or other legal counsel selected by the Company in determining which payments to, or for the benefit of, the Executive are to be deemed to be parachute payments within the meaning of Section 280G of the Code. In connection with making determinations under this Section 5, the Tax Counsel shall take into account the value of any reasonable compensation for services to be rendered by the Executive before or after the Change in Control, including without limitation, the Executive’s agreeing to refrain from performing services pursuant to a covenant not to compete or similar covenant, and the Employer shall cooperate in good faith in connection with any such valuations and reasonable compensation positions. Without limiting the generality of the foregoing, for purposes of this provision, the Employer agrees to allocate as consideration for the covenants set forth in Section 8 the maximum amount of compensation and benefits payable under Section 5 of this Agreement reasonably allocable thereto so as to avoid, to the extent possible, subjecting any Payment to tax under Section 4999 of the Code.

(k) Offset/Recovery Upon Breach by Executive. Notwithstanding anything in this Agreement to the contrary, if the Executive breaches Section 8 of this Agreement, the Executive will not thereafter be entitled to receive any further compensation or benefits pursuant to Section 5 (d)(1) of this Agreement and/or will be required to repay any such benefits for the period in breach of Section 8 of this Agreement.

6. Indemnification. Notwithstanding anything in the articles of incorporation or By-laws of Xenith or HoldCo to the contrary, the Executive shall at all times during the Executive’s employment by Xenith or HoldCo, and after such employment, be indemnified by such entities to the fullest extent applicable law permits for any matter in any way relating to the Executive’s affiliation with Xenith or HoldCo, provided, however, that if Xenith or HoldCo shall have terminated the Executive’s employment for Cause, then neither Xenith or HoldCo shall have any obligation whatsoever to indemnify the Executive for any claim arising out of the matter for which the Executive’s employment shall have been terminated for Cause or for any conduct of the Executive not within the scope of the Executive’s duties under this Agreement.

7. Confidential Information. The Executive understands that in the course of the Executive’s employment by the Employer, the Executive will receive confidential information concerning the business of Xenith or HoldCo and that the Employer desires to protect the confidentiality of such information (hereinafter “Confidential Information”). For purposes of this Section 7, Confidential Information means data and information (i) relating to the business of the Employer, regardless of whether the data or information constitutes a trade secret (as such term is defined in the Uniform Trade Secrets Act), (ii) disclosed to Executive or of which he became aware of as a consequence of his relationship with the Employer, (iii) having value to the Employer, (iv) not generally known to competitors of the Employer; and (v) which includes trade secrets, methods of operation, names and contact information of customers and potential customers, information related to customers and potential customers, profit margins, financial information and projections, personnel data, and similar information; provided, however, that such term shall not mean data or information which has been voluntarily disclosed to the public by the Employer, except where such public disclosure has been made by Executive without authorization from the Employer, which has been independently developed and disclosed by others, or which has otherwise entered the public domain through lawful means. Confidential Information also includes any information described in this Section 7 which the Employer obtains from a third party and treats as proprietary or confidential, whether or not owned or developed by the Employer. The Executive agrees that the Executive will not at any time during or after the period of the Executive’s employment by the Employer reveal to anyone outside the Employer, or use for the Executive’s own benefit, any Confidential Information without prior specific written authorization by the Employer. Upon termination of this Agreement, and upon the request of the Employer, the Executive shall promptly deliver to the Employer any and all written or electronic materials, records and documents, including all copies of this Agreement, made by the Executive or coming into the Executive’s possession during his employment hereunder and that the Executive retained containing or concerning Confidential Information and all other written or electronic materials furnished to and retained by the Executive by the Employer for the Executive’s use during his employment, excluding all copies of this Agreement, whether of a confidential nature or otherwise.

8. Restrictive covenants.

(a) Non-Solicitation of Clients. During the Executive’s employment and for a period of one year following the Executive’s last day of employment with the Employer, the Executive covenants and agrees that he will not, for himself or for the benefit of another, solicit a Client for the purpose of providing banking services of any type that the Employer rendered to its clients in the twelve months immediately preceding his termination of employment. The term “Client” as used in this Section 8 of the Agreement shall be defined as any individual or entity that paid or engaged Xenith for banking services in the twelve month period immediately preceding the date of Executive’s termination of employment and with whom Executive had contact, involvement or communication, directly or indirectly, during such time.

(b) Non-Solicitation of Employees. During the Executive’s employment and for a period of one year following the Executive’s last day of employment with the Employer, the Executive will not, on the Executive’s own behalf or on behalf of any third party, recruit or hire any individual who was employed by the Employer at any point during the twelve month period immediately preceding his last day of employment and with whom the Executive had contact, involvement or communication, during such time period.

(c) Non-Competition. During Executive’s employment and for a period of one year following the Executive’s last day of employment with the Employer, the Executive covenants and agrees that he will not, either as principal, owner (of greater than 5% of the ownership interests), partner, director, officer, employee, agent, or consultant, compete with i) HoldCo by providing services to any competing bank holding company that are substantially similar to those he provided to HoldCo during his employment; or ii) Xenith, by providing services that are substantially similar to those he provided to Xenith to any financial institution that offers banking products and services competitive to those offered by Xenith at any time during the twelve month period immediately preceding Executive’s last day of employment. The foregoing restrictions shall only apply within a 150 mile radius of the location of HoldCo’s corporate headquarters (with respect to Section 8(c)(i) of this Agreement) or ii) twenty-five (25) miles of any office, branch or division of Xenith in operation as of the date of his last day of employment (with respect to Section 8(c)(ii) of this Agreement).

9. Representation and Warranty of the Executive. The Executive represents and warrants to the Employer that the Executive is not under any obligation, contractual or otherwise, to any other firm or corporation, which would prevent the Executive from entering into the employ of the Employer under this Agreement or prevent the Executive from performing the terms of this Agreement.

10. Regulatory Compliance. Notwithstanding anything to the contrary herein, any compensation or other benefits paid to the Executive shall be limited to the extent required by any federal or state regulatory agency having authority over Xenith or HoldCo, including any limitations or prohibitions on payments under Section 5 of this Agreement. The Executive agrees that compliance by Xenith or HoldCo with such regulatory restrictions, even to the extent that compensation or other benefits paid to the Executive are limited, shall not be a breach of this Agreement by the Company or the Employer.

11. Clawback. Notwithstanding any other provisions in this Agreement to the contrary, the Executive agrees that any compensation and benefits provided to him under this Agreement that are subject to recovery or recoupment under any applicable law, regulation or securities exchange rule, shall be recouped by the Employer as necessary to satisfy such law, regulation, or rules. These laws, regulations, and rules include, but are not limited to, where such compensation constitutes “excessive compensation” within the meaning of 12 C.F.R. Part 30, Appendix A, where the Executive has committed, is substantially responsible for, or has violated, the respective acts, omissions, conditions, or offenses outlined under 12 C.F.R. § 359.4(a)(4), and if Xenith becomes, and for so long as Xenith remains, subject to the provisions of 12 U.S.C. § 1831o(f), where such compensation exceeds the restrictions imposed on the senior executive officers of such an institution. In addition, the Executive agrees that any incentive compensation provided to him under this Agreement that is subject to recovery or recoupment under any internal policy of the Employer shall be shall be recouped by the Employer as necessary to satisfy such internal policy. Executive agrees to promptly return or repay any such compensation, and authorizes the Employer to deduct such compensation from any other payments owed to the Executive by the Employer if he fails to do so.

12. Entire Agreement; Amendment. This Agreement contains the entire agreement between the Employer and the Executive with respect to the subject matter of this Agreement, and this Agreement may not be amended, waived, changed, modified or discharged except by an instrument in writing executed by the Employer and the Executive.

13. Assignability. This Agreement shall be binding upon, and inure to the benefit of, the Employer and its or their legal successors and assigns. The Executive may not assign this Agreement, but the Executive’s benefits under this Agreement shall inure to the benefit of the Executive’s heirs, executors, administrators and legal representatives to the extent this Agreement expressly provides.

14. Notice. Any notice that may be given under this Agreement shall be in writing and be deemed given when hand delivered and acknowledged or, if mailed, one day after mailing by registered or certified mail, return receipt requested, or if delivered by an overnight delivery service, one day after the notice is delivered to such service, to any party to this Agreement at its respective address stated above, or at such other address as any party may by similar notice designate.

15. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of Sections 7 and 8 of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties accordingly agree that each of the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of Sections 7 and 8 of this Agreement and to enforce specifically the terms and provisions of Sections 7 and 8 of this Agreement, and that such injunctive relief shall be in addition to any other remedy to which any party is entitled at law or in equity. The existence of any claim or cause of action of the Executive against the Employer, whether predicated on this Agreement or not, will not constitute a defense to the enforcement by the Employer of the restrictions, covenants and agreements contained in this Agreement; provided, however, that the failure by the Employer to pay the Executive his compensation due pursuant to Section 3 of this Agreement shall constitute such a defense, as shall the Employer’s failure to pay the severance and benefits due under Section 5(d)(1) of this Agreement if such failure is not in response to a breach by the Executive of Section 8 of this Agreement. Furthermore, in addition to any other remedies, the Executive agrees that any violation of the provisions in Section 8 will result in the immediate forfeiture of any remaining payment that otherwise is or may become due under Section 5(d)(1), if applicable. The Executive further agrees that should he breach any of the provisions contained in Section 8 of this Agreement, the Executive shall repay to the Employer any amounts previously received by the Executive pursuant to Section 5(d)(1) that are attributable to that portion of the payments paid for the period during which the Executive was in breach of any of the provisions. The Employer and the Executive agree that all remedies available to the Employer or the Executive, as applicable, shall be cumulative.

16. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the Employer and the Executive and the heirs, executors, administrators and personal representatives of the Executive any rights or remedies of any nature under or by reason of this Agreement.

17. Successor Liability. The Employer shall require any subsequent successor, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all of the business or assets of the Employer to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Employer would be required to perform it if no such succession had taken place, and the Executive agrees to continue to be bound in such case.

18. Mitigation. The Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Agreement be reduced by any compensation earned by the Executive as the result of employment by another employer or by retirement benefits payable after the termination of this Agreement, except that the Employer shall not be required to provide the Executive and the Executive’s eligible dependents with medical insurance coverage as long as the Executive and the Executive’s eligible dependents are receiving comparable medical insurance coverage from another employer.

19. Waiver of Breach. The failure at any time to enforce or exercise any right under any of the provisions of this Agreement or to require at any time performance by the other parties of any of the provisions of this Agreement shall in no way be construed to be a waiver of such provisions or to affect either the validity of this Agreement or any part of this Agreement, or the right of any party hereafter to enforce or exercise its rights under each and every provision in accordance with the terms of this Agreement.

20. No Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect; provided, however, that nothing in this Section 20 shall preclude the assumption of such rights by executors, administrators or other legal representatives of the Executive or the Executive’s estate and their assigning any rights under this Agreement to the person or persons entitled hereto.

21. Severability. The invalidity or unenforceability of any term, phrase, clause, paragraph, section, restriction, covenant, agreement or other provision of this Agreement shall in no way affect the validity or enforceability of any other provision, or any part of this Agreement, but this Agreement shall be construed as if such invalid or unenforceable term, phrase, clause, paragraph, section, restriction, covenant, agreement or other provision had never been contained in this Agreement unless the deletion of such term, phrase, clause, paragraph, section, restriction, covenant, agreement or other provision would result in such a material change as to cause the covenants and agreements contained in this Agreement to be unreasonable or would materially and adversely frustrate the objectives of the parties as expressed in this Agreement.

22. Survival of Benefits. Any provision of this Agreement that provides a benefit to the Executive and that by the express terms of this Agreement does not terminate upon the expiration of his employment hereunder shall survive the expiration of the term of his employment and shall remain binding upon the Employer until such time as such benefits are paid in full to the Executive or the Executive’s estate.

23. Construction. This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia, to the extent not inconsistent with and governed by federal law, without giving effect to principles of conflict of laws. All headings in this Agreement have been inserted solely for convenience of reference only, are not to be considered a part of this Agreement and shall not affect the interpretation of any of the provisions of this Agreement.

24. Jury Waiver. The Employer and the Executive agree that in any litigation action or proceeding arising out of or relating to this Agreement or the Executive’s employment with the Employer, trial shall be in a court of competent jurisdiction without a jury. The Employer and the Executive irrevocably waive any right each may have to a jury trial and a copy of this Agreement may be introduced as written evidence of the waiver of the right to trial by jury. The Employer has not made and the Executive has not relied on, any oral representation regarding the enforceability of this provision. The Employer and the Executive have read and understand the effect of this jury waiver provision.

25. Venue. The Employer and the Executive hereby expressly consent to be subject to the jurisdiction of the Commonwealth of Virginia to determine any disputes regarding this Agreement and further agree that the exclusive venue for any such dispute shall be in Henrico County, Virginia. Employer and Executive agree to accept the jurisdiction of any such court and each waives any claim and warrants that he or it will not argue or contend that any such court does not have jurisdiction, is not an appropriate forum or venue or that such a forum is inconvenient.

26. Full Capacity. The persons signing this Agreement represent that they have full authority and representative capacity to execute this Agreement in the capacities indicated below and to perform all obligations under this Agreement.

27. Compliance with Internal Revenue Code Section 409A. All payments that may be made and benefits that may be provided pursuant to this Agreement are intended to qualify for an exclusion from Section 409A of the Code and any related regulations or other pronouncements thereunder and, to the extent not excluded, to meet the requirements of Section 409A of the Code. Any payments made under Section 5 of this Agreement which are paid on or before the last day of the applicable period for the short-term deferral exclusion under Treasury Regulation § 1.409A-1(b)(4) are intended to be excluded under such short-term deferral exclusion. Any remaining payments under Section 5 except for certain payments related to extended group health plan coverage are intended to qualify for the exclusion for separation pay plans under Treasury Regulation § 1.409A-1(b)(9). Each payment made under Section 5 shall be treated as a “separate payment”, as defined in Treasury Regulation § 1.409A-2(b)(2), for purposes of Code Section 409A. None of the payments under this Agreement are intended to result in the inclusion in Executive’s federal gross income on account of a failure under Section 409A(a)(1) of the Code. The parties will administer and interpret this Agreement to carry out such intentions. However, the Employer does not represent, warrant or guarantee that any payments that may be made pursuant to this Agreement will not result in inclusion in the Executive’s gross income, or any penalty, pursuant to Section 409A(a)(1) of the Code or any similar state statute or regulation. Notwithstanding any other provision of this Agreement, to the extent that the right to any payment (including the provision of benefits) hereunder provides for the “deferral of compensation” within the meaning of Section 409A(d)(1) of the Code, the payment shall be paid (or provided) in accordance with the following:

(a) If the Executive is a “Specified Employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of the Executive’s termination (the “Separation Date”), and if an exemption from the six month delay requirement of Code Section 409A(a)(2)(B)(i) is not available, then no such payment that is not otherwise exempt under 409A shall be made or commence during the period beginning on the Separation Date and ending on the date that is six months following the Separation Date or, if earlier, on the date of the Executive’s death. The amount of any payment that would otherwise be paid to the Executive during this period shall instead be paid to the Executive on the first day of the first calendar month following the end of the period.

(b) Payments with respect to reimbursements of expenses or benefits or provision of fringe or other in-kind benefits shall be made on or before the last day of the calendar year following the calendar year in which the relevant expense or benefit is incurred. The amount of expenses or benefits eligible for reimbursement, payment or provision during a calendar year shall not affect the expenses or benefits eligible for reimbursement, payment or provision in any other calendar year.

28. Complete Agreement/Waiver. This Agreement and the agreements, policies and plans referenced herein, are the full and complete expression of the terms and conditions of the Executive’s employment with Employer. This Agreement, upon closing of the Acquisition, supersedes any prior agreements between HRB and/or BHR and the Executive and/or Xenith Bankshares, Inc. and Xenith Bank and the Executive. Accordingly, the Executive understands and agrees that, upon the closing of the Acquisition, he is not entitled to any compensation under any prior employment agreement between him and Xenith Bankshares, Inc. and/or Xenith Bank, and any predecessor(s), and specifically waives any such compensation. Provided, however, nothing herein is intended to, or does, waive any stock option or Restricted Stock Unit grant of Executive that will vest in connection with any Change of Control of Xenith Bankshares, Inc. and/or Xenith Bank as a result of the Acquisition.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, each of HRB, BHR and the Executive have executed this Agreement as of the date first written above.

HAMPTON ROADS BANKSHARES, INC.

By:	/s/ Charles M. Johnston
Name:	Charles M. Johnston
Its:	Chairman and Interim CEO

BANK OF HAMPTON ROADS

By:	/s/ Charles M. Johnston
Name:	Charles M. Johnston
Its:	Interim CEO

EXECUTIVE

/s/ T. Gaylon Layfield, III
T. Gaylon Layfield, III

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